UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On September 29, 2022, voxeljet AG (the “Company”) issued a press release (the “Launch Press Release”) announcing the approval of an increase in the Company’s registered share capital against cash contributions, under exclusion of the subscription rights of existing shareholders, in an amount of up to EUR 2,108,013.00. In conjunction with the capital increase, the Company will issue new registered ordinary shares with dividend entitlements beginning for the 2022 financial year, which will be offered in the form of American Depositary Receipts (“ADRs”). Each ADR represents one ordinary share.

Subsequently on September 29, 2022, the Company issued a press release (the “Pricing Press Release”) announcing that it has entered into definitive agreements with certain investors for the purchase and sale of 1,279,070 ordinary shares at a purchase price of $3.44 per share (this equals EUR 3.60 per ordinary share based on the exchange rate as of the close of business in New York on September 28, 2022) in the form of ADRs. The closing of the offering is expected to occur on or about October 11, 2022, subject to the satisfaction of customary closing conditions.

A copy of the English translation of the Launch Press Release is included herewith as Exhibit 99.1. A copy of the English translation of the Pricing Press Release is included herewith as Exhibit 99.2.

Exhibits

99.1	voxeljet AG Launch Press Release.
99.2	voxeljet AG Pricing Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: September 29, 2022